Exhibit 11.0    Statement re: Computation of Per Share Earnings (Unaudited)

Earnings per share were computed as follows (dollar amounts in thousands except share data):

	Income	Weighted Average Shares	Per Share Amount
For the three month ended March 31, 2002:
Basic Earnings per Share:
Income available to common stockholders	$705	1,465,135	$0.48
Effect of Dilutive Securities:
Stock options		116,193

Diluted Earnings per Share:
Income available to common stockholders and assumed conversions	$705	1,581,328	$0.45

For the three months ended March 31, 2001:
Basic Earnings per Share:
Income available to common stockholders	$566	1,492,790	$0.38
Effect of Dilutive Securities:
Stock options		13,730
Unearned incentive plan shares		16,467

Diluted Earnings per Share:
Income available to common stockholders and assumed conversions	$566	1,522,987	$0.37

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